# AMENDED AND RESTATED
# BYLAWS

## OF

# DIGITALLY IMPORTED, INC.


1.  MEETINGS OF SHAREHOLDERS.

  1.1 Annual Meeting. The annual meeting of shareholders shall be held on the 10th day of January in each year, or as soon thereafter as practicable, and shall be held at a place and time determined by the board of directors (the "Board").

  1.2 Special Meetings. Special meetings of the shareholders may be called by resolution of the Board or by the Chief Executive Officer and shall be called by the Chief Executive Officer or Secretary upon the written request (stating the purpose or purposes of the meeting) of a majority of the Board or of the holders of ten percent (10%) of the outstanding shares entitled to vote. Only business related to the purposes set forth in the notice of the meeting may be transacted at a special meeting.

  1.3 Place of Meetings. Meetings of the shareholders may be held in or outside New York State.

  1.4 Notice of Meetings; Waiver of Notice. Written notice of each meeting of shareholders shall be given to each shareholder entitled to vote at the meeting, except that (a) it shall not be necessary to give notice to any shareholder who submits a signed waiver of notice before or after the meeting, and (b) no notice of an adjourned meeting need be given except when required by law. Each notice of a meeting shall be given, personally or by mail, not less than ten (10) nor more than sixty (60) days before the meeting and shall state the time and place of the meeting, and unless it is the annual meeting, shall state at whose direction the meeting is called and the purposes for which it is called. If mailed, notice shall be considered given when mailed, postage prepaid, directed to a shareholder at such shareholder's address on the Corporation's records. The attendance of any shareholder at a meeting, without protesting before the end of the meeting the lack of notice of the meeting, shall constitute a waiver of notice by such shareholder.

  1.5 Fixing of Record Date. For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than 60 days and for a meeting of shareholders, not less than ten days, or in the case of a merger, consolidation, share exchange, dissolution or sale, lease or exchange of assets, not less than twenty days before the date of such meeting. If no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. A determination of shareholders shall apply to any adjournment of the meeting.

4832-0137-6844.2

1.6     Voting Lists.  The officer or agent having charge of the transfer books for shares of the Corporation shall make, within twenty days after record date or ten days before each meeting of shareholders, whichever is earlier, a complete list of the shareholders entitled to vote at such meeting, arranged in alphabetical order, showing the address of and the number of shares held by each, which list, for a period of ten days prior to such meeting, shall be kept on file at the registered office of the corporation and shall be subject to inspection by any shareholder for any purpose germane to the meeting, at any time during usual business hours.  Such list shall be produced and kept open at the time and place of the meeting and may be inspected by any shareholder during the whole time of the meeting.  The original share ledger or transfer book, or a duplicate thereof kept in this State, shall be prima facie evidence as to who are the shareholders entitled to examine such list or share ledger or transfer book or to vote at any meeting of shareholders.

1.7     Quorum.  The holders of a majority of the outstanding shares of the Corporation entitled to vote on a matter, present in person or represented by proxy, shall constitute a quorum for consideration of such matter at any meeting of shareholders, but in no event shall a quorum consist of less than one-third of the outstanding shares entitled so to vote; provided that if less than a majority of the outstanding shares are represented at said meeting, a majority of the shares so represented may adjourn the meeting at any time without further notice.  If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting shall be the act of the shareholders, unless the vote of a greater number or voting by classes is required by The Business Corporation Act, the Restated Certificate of Incorporation, as may be amended ("Certificate of Incorporation") or these Amended and Restated Bylaws, as may be amended ("Bylaws").  At any adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the original meeting.  Withdrawal of shareholders from any meeting shall not cause failure of a duly constituted quorum at that meeting.

1.8     Shares and Share Certificates.  Shares of this Corporation not exceeding the authorized number thereof as specified in the Restated Certificate of Incorporation may be issued as either certificated shares or uncertificated shares.  Except as otherwise expressly provided by statute, the rights and obligations of the holders of certificated and uncertificated shares of the same class and series shall be identical.  The officers of the Corporation may delegate to the transfer agent and/or registrar for the Corporation such of the duties relating to the recording and maintenance of records relating to shares of stock and shareholders of the Corporation as may be deemed expedient and convenient and as are assumed by said registrar and/or transfer agent.  Each holder of certificated shares shall be entitled to a certificate of shares that has been signed, which signature may be by facsimile, by the Chief Executive Officer, the President or any Vice President and by the secretary or another officer.

1.9     Uncertificated Shares.  The Corporation may provide that some or all of any or all classes and series of the Corporation will be uncertificated shares.  Such action shall not apply to shares then represented by a certificate until such certificate is surrendered to the Corporation.  Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation shall send to the registered owner of the shares a written notice containing the information required to be set forth or stated on certificates pursuant to applicable law.

1.10	Shares of the Corporation.	There shall be two classes of stock in the Corporation.	Class A Voting Common Shares, which shall have voting rights to vote on all matters, and Class B Non-Voting Commons Shares, which shall not have the right to vote on any corporate matters.	Other than the right to vote, the rights of the Class A Voting Common Shares and the rights of the Class B Non-Voting Commons Shares are identical.

1.11	Proxies.	Each shareholder holding Class A Voting Common Shares may appoint a proxy to vote or otherwise act for him or her by signing an appointment of proxy form and delivering it to the person so appointed, but no such proxy shall be valid after 11 months from the date of its execution, unless otherwise provided in the proxy.

1.12	Voting of Shares.	Each outstanding Class A Voting Common Share shall be entitled to one vote upon each matter submitted to vote at a meeting of shareholders, and in all elections for directors, every shareholder holding Class A Voting Common Shares shall have the right to vote the number of such shares owned by such shareholder for as many persons as there are directors multiplied by the number of such shares or to distribute such cumulative votes in any proportion among any number of candidates.	Each shareholder holding Class A Voting Common Shares may vote either in person or by proxy as provided in Section 1.9 above.

1.13    Voting of Shares by Certain Holders.

(a)    Each shareholder holding Class B Non-Voting Common Shares shall not be entitled to vote on any corporate matter.  All voting is reserved for shareholders holding Class A Voting Common Shares of the corporation.  Class A Voting Common Shares held by the Corporation in a fiduciary capacity may be voted and shall be counted in determining the total number of outstanding shares entitled to vote at any given time.

(b)    Class A Voting Common Shares registered in the name of another corporation, domestic or foreign, may be voted by any officer, agent, proxy or other legal representative authorized to vote such shares under the law of incorporation of such corporation.

(c)    Class A Voting Common Shares registered in the name of a deceased person, a minor ward or a person under legal disability may be voted by his or her administrator, executor or court appointed guardian, either in person or by proxy, without a transfer of such shares into the name of such administrator, executor or court appointed guardian.  Class A Voting Common Shares registered in the name of a trustee may be voted by him or her, either in person or by proxy.

(d)    Class A Voting Common Shares registered in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his or her name if authority to do so is contained in an appropriate order of the court by which each receiver was appointed.

(e)    A shareholder holding Class A Voting Common Shares whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and therefore the pledgee shall be entitled to vote the shares so transferred.

(f)    Any number of shareholders holding Class A Voting Common Shares may create a voting trust for the purpose of conferring upon a trustee or trustees the right to vote or otherwise represent their shares, for a period not to exceed ten years, by entering into a written voting trust agreement specifying the terms and conditions of the voting trust, and by transferring their shares to such trustee or trustees for the purpose of the agreement.  Any such trust agreement shall not become effective until a counterpart of the agreement is deposited with the corporation at its registered office.  The counterpart of the voting trust agreement so deposited with the Corporation shall be subject to the same right of examination by a shareholder of the Corporation, in person or by agent or attorney, as are the books and records of the Corporation, and shall be subject to examination by any holder of a beneficial interest in the voting trust, either in person or by agent or attorney, at any reasonable time for any proper purpose.

(g)    Class A Voting Common Shares belonging to the Corporation shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding shares at any given time, but shares of its own Class A Voting Common Stock held by it in a fiduciary capacity may be voted and shall be counted in determining the total number of outstanding shares at any given time.

1.14    Cumulative Voting.  In all elections for directors, every shareholder holding Class A Voting Common Shares shall have the right to vote, in person or by proxy, the number of

Class A Voting Common Shares owned by him or her, for as many persons as there are directors to be elected. Cumulative voting shall not be allowed in elections for director(s).

1.15    Inspectors.  At any meeting of shareholders, the presiding officer of the meeting may, or upon the request of any shareholder shall, appoint one or more persons as inspectors for such meeting.

(a)    Such inspectors shall ascertain and report the number of shares represented at the meeting, based upon their determination of the validity and effect of proxies; count all votes and report the results; and do such other acts as are proper to conduct the election and voting with impartiality and fairness to all the shareholders.

(b)    Each report of an inspector shall be in writing and signed by him or by a majority of them if there be more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors.

(c)    The report of the inspector or inspectors on the number of shares represented at the meeting and the results of the voting shall be prima facie evidence thereof.

1.16    Action by Shareholders Without a Meeting.  Any shareholder action may be taken without a meeting if written consent to the action is signed by all the shareholders entitled to vote on the action or, if the Certificate of Incorporation so permits, by written consent signed by the holders of the outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

2.    BOARD OF DIRECTORS.

2.1    Number, Qualification, Election and Term of Directors.  The business of the Corporation shall be managed by the Board, which shall initially consist of one (1) director who shall each be at least eighteen (18) years old.  The number of directors may be changed by resolution of a majority of the entire Board or by the shareholders, but no decrease may shorten the term of any incumbent director.  Directors shall be elected at each annual meeting of shareholders and shall hold office until the next annual meeting of shareholders and until the election of their respective successors.

2.2    Quorum and Manner of Acting.  A majority of the entire Board shall constitute a quorum for the transaction of business at any meeting, except as provided in Section 2.8 of these Bylaws.  Action of the Board shall be authorized by the vote of a majority of the directors present at the time of the vote if there is a quorum, unless otherwise provided by law or these Bylaws.  In the absence of a quorum a majority of the directors present may adjourn any meeting from time to time until a quorum is present.

2.3    Place of Meetings.  Meetings of the Board may be held in or outside New York State.

2.4    Annual and Regular Meetings.  Annual meetings of the Board, for the election of officers and consideration of other matters, shall be held either (a) without notice immediately after the annual meeting of shareholders and at the same place, or (b) as soon as practicable after the annual meeting of shareholders, on notice as provided in Section 2.6 of these Bylaws. Regular meetings of the Board may be held without notice at such times and places as the Board determines. If the day fixed for a regular meeting is a legal holiday, the meeting shall be held on the next business day.

2.5     Special Meetings. Special meetings of the Board may be called by the Chief Executive Officer or by a majority of the directors then in office.

2.6     Notice of Meetings; Waiver of Notice. Notice of the time and place of each special meeting of the Board, and of each annual meeting not held immediately after the annual meeting of shareholders and at the same place, shall be given to each director by mailing it to such director at his or her residence or usual place of business at least two (2) days before the meeting, or by delivering or telephoning or telecopying it to him or her at least twenty-four (24) hours before the meeting. Notice of a special meeting shall also state the purpose or purposes for which the meeting is called. Notice need not be given to any director who submits a signed waiver of notice before or after the meeting or who attends the meeting without protesting the lack of notice to him or her, either before the meeting or when it begins. Notice of any adjourned meeting need not be given, other than by announcement at the meeting at which the adjournment is taken.

2.7     Resignation and Removal of Directors. Any director may resign at any time. Any or all of the directors may be removed at any time, either with or without cause, by vote of the shareholders, and any of the directors may be removed for cause by the Board.

2.8     Vacancies. Any vacancy in the Board, including one created by an increase in the number of directors, may be filled for the unexpired term by a majority vote of the remaining directors, though less than a quorum.

2.9     Compensation. Directors may receive such compensation as the Board determines, together with reimbursement of their reasonable expenses in connection with the performance of their duties. A director may also be paid for serving the Corporation, its affiliates or subsidiaries in other capacities.

2.10    Board or Committee Action Without a Meeting. Any action required or permitted to be taken by the Board or by any committee of the Board may be taken without a meeting if all of the members of the Board or of the committee consent in writing to the adoption of a resolution authorizing the action. The resolution and the written consents by the members of the Board or the committee shall be filed with the minutes of the proceedings of the Board or of the committee.

2.11    Participation in Board or Committee Meetings by Conference Telephone. Any or all members of the Board or of any committee of the Board may participate in a meeting of the Board or of the committee by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at the meeting.

3.   COMMITTEES.

    3.1   Executive Committee.  The Board, by resolution adopted by a majority of the entire Board, may designate an Executive Committee of three (3) or more directors which shall have all the authority of the Board, except as otherwise provided in the resolution or by-law, and which shall serve at the pleasure of the Board.  All action of the Executive Committee shall be reported to the Board at its next meeting.  The Executive Committee shall adopt rules of procedure and shall meet as provided by those rules or by resolutions of the Board.

    3.2   Other Committees.  The Board, by resolution adopted by a majority of the entire Board, may designate other committees of directors, to serve at the Board's pleasure, with such powers and duties as the Board determines.

4.   OFFICERS.

    4.1   Number; Security.  The executive officers of the Corporation shall be the Chief Executive Officer, the President, one or more Vice Presidents, a Secretary and a Treasurer.  Any two or more offices may be held by the same person.  The Board may require any officer, agent or employee to give security for the faithful performance of his duties.

    4.2   Election; Term of Office.  The executive officers of the Corporation shall be elected annually by the Board and each such officer shall hold office until the next annual meeting of the Board and until the election of his successor.

    4.3   Subordinate Officers.   The Board may appoint subordinate officers (including Assistant Secretaries and Assistant Treasurers), agents or employees, each of whom shall hold office for such period and have such powers and duties as the Board determines.  The Board may delegate to any committee the power to appoint and define the powers and duties of any subordinate officers, agents or employees.

    4.4   Resignation and Removal of Officers.  Any officers may resign at any time.  Any officer elected or appointed by the Board or appointed by an executive officer or by a committee may be removed by the Board either with or without cause.

    4.5   Vacancies.  A vacancy in any office may be filled for the unexpired term by the Board.

    4.6   Chief Executive Officer.  The Chief Executive Officer of the Corporation shall preside at all meetings of the Board and of the shareholders.  Subject to the control of the Board, the Chief Executive Officer shall have general supervision over the business of the Corporation and shall have such other powers and duties as chief executive officers of corporations usually have or as the Board assigns to him or her.

    4.7   President.  Subject to the control of the Board and Chief Executive Officer, the President shall have general supervision over the business of the Corporation and shall have such other powers and duties as presidents of corporations usually have or as the Chief Executive Officer or Board assigns to him or her.

4.8　　Vice President. Each Vice President shall have such powers and duties as the Board or the President assigns to him or her.

4.9　　Treasurer. The Treasurer shall be the chief financial officer of the Corporation and shall be in charge of the Corporation's books and accounts. Subject to the control of the Board, the Treasurer shall have such other powers and duties as the Board or the President assigns to him or her.

4.10　　Secretary. The Secretary shall be the secretary of, and keep the minutes of, all meetings of the Board and of the shareholders, shall be responsible for giving notice of all meetings of shareholders and of the Board, and shall keep the seal and, when authorized by the Board, apply it to any instrument requiring it. Subject to the control of the Board, the Secretary shall have such other powers and duties as the Board or the President assigns to him or her. In the absence of the Secretary from any meeting, the minutes shall be kept by the person appointed for that purpose by the presiding officer at such meeting.

4.11　　Salaries. The Board may fix the officers' salaries, if any, or it may authorize the Chief Executive Officer to fix the salary of any other officer."

5.　　SHARES.

5.1　　Certificates. The Corporation's shares represented by certificates shall be in the form approved by the Board. Each certificate shall be signed by the President or a Vice President and by the Secretary or an Assistant Secretary, and shall, if a seal is adopted by the Board, be sealed with the Corporation's seal or a facsimile of the seal.

5.2　　Transfers. Shares shall be transferable only on the Corporation's books, upon surrender of the certificate for the shares, properly endorsed. The Board may require satisfactory surety before issuing a new certificate to replace a certificate claimed to have been lost or destroyed.

5.3　　Determination of Shareholders of Record. The Board may fix, in advance, a date as the record date for the determination of shareholders entitled to notice of or to vote at any meeting of the shareholders, or to express consent to or dissent from any proposal without a meeting, or to receive payment of any dividend or the allotment of any rights, or for the purpose of any other action. The record date may not be more than sixty (60) nor less than ten (10) days before the date of the meeting, nor more than fifty (50) days before any other action.

6.　　INDEMNIFICATION.

6.1　　Obligation to Indemnify. The Corporation shall indemnify all Eligible Persons for their Indemnifiable Expenses to the maximum extent permitted by law.

6.2　　Persons Entitled to Indemnification. As used in this Article the term "Eligible Person" means any person made, or threatened to be made, a party to any action or proceeding, whether civil or criminal, including an action by or in the right of the Corporation to procure a judgment in its favor or an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the Corporation served in any capacity at the request of the Corporation, by reason of the fact that he or she, his or her testator or intestate, was a director or officer of the Corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity; provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he or she personally gained in fact a financial profit or their advantage to which he or she was not legally entitled.

6.3 Indemnifiable Expenses. As used in this Article, "Indemnifiable Expenses" means judgments, fines, amounts paid in settlement (but only if such settlement was made with the prior written consent of the Corporation or if such consent was unreasonably refused or withheld for an unreasonably long period after written request therefor) and reasonable expenses, including attorneys' fees incurred as a result of such pending or threatened action or proceeding (including any appeal therein).

6.4 Procedure.

(a) In the event that an action or proceeding of the type described in Section 6.2 of these Bylaws shall be commenced or threatened against any person who may be an Eligible Person, such person may require the Corporation to pay on such person's behalf all expenses reasonably incurred in connection with the investigation and defense thereof, provided that where more than one potentially Eligible Person is involved such person shall cooperate with the Corporation in the selection of counsel so as to minimize the number of separate counsel involved (but nothing shall require any such person to accept counsel not reasonably satisfactory to him or her or to interfere with his or her right to separate counsel where conflict of interest considerations so dictate) and provided that the Corporation's obligations to pay such expenses shall be subject to the receipt of an undertaking by or on behalf of such person to repay to the Corporation the amount paid to the extent it exceeds the indemnification to which such person is ultimately found to be entitled under this by-law or otherwise.

(b) Promptly after the disposition of any such action or proceeding or threat thereof (whether such disposition is by final judgment, settlement, abandonment or otherwise) and unless the matter of indemnification has been determined as provided in paragraph (a) of Section 723 of the New York Business Corporation Law (or any successor section), the Corporation shall take as expeditiously as possible appropriate action under paragraph (b) of Section 723 (or any successor section) to authorize indemnification to the extent permitted.

6.5 General. The rights to indemnification and advancement of expenses granted under this Article are supplementary to an not in derogation of the rights to indemnification that any person described in Section 6.2 of these Bylaws may have under Sections 722, 723 and 724 of the New York Business Corporation Law or any successor provisions or other applicable law.

6.6 Effect of Repeal or Amendment. Notwithstanding the repeal or amendment of this Article, the foregoing provisions shall continue to be applicable to and require indemnification of any present or former director or officer, or his or her legal representatives, unless the action or proceeding with respect to which the foregoing provisions are applicable is based on an alleged act or omission occurring after the expiration of thirty (30) days from the receipt by such director or officer of notice of such repeal or amendment.

7.    MISCELLANEOUS.

7.1    Seal.  The Board may adopt a corporate seal, which shall be in the form of a circle and shall bear the Corporation's name and the year and state in which it was incorporated.

7.2    Fiscal Year.  The Board may determine the Corporation's fiscal year.  Until changed by the Board, the Corporation's fiscal year shall be the calendar year.

7.3    Voting of Shares in Other Corporations.  Shares in other corporations which are held by the Corporation may be represented and voted by the Chief Executive Officer, President or a Vice President of the Corporation or by proxy or proxies appointed by one of them. The Board may, however, appoint some other person to vote the shares.

7.4    Amendments.  The Bylaws may be amended, repealed or adopted by the shareholders or by a majority of the entire Board, but any bylaw adopted by the Board may be amended or repealed by the shareholders.  If a bylaw regulating elections of directors is adopted, amended or repealed by the Board, the notice of the next meeting of shareholders shall set forth the bylaw so amended, repealed or adopted, together with a concise statement of the changes made.